



Pete's General LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount:
$1,235,000

Offering End Date: November 25, 2025

Repayment Period: 6 years (72 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Pete's General LLC

Founded: January 22, 2019

Address: 2361 1st Ave S
St Pete, FL 33712

Industry: Limited-Service Restaurants

Employees: 64
Website: https://www.petesbagels.com/

Use of Funds Allocation:

If the maximum raise is met:

$1,034,312.50 (83.75%) – of the proceeds will go towards working capital- staffing, expansion of catering & wholesale offerings, new locations, and transportation for delivery & distribution
$151,287.50 (12.25%) – of the proceeds will go towards debt refinance- consolidation of short term debts
$49,400 (4.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 23,300 Followers





Business Metrics:

	FY23	FY24	YTD 8/31/2025
Total Assets	$209,799	$450,452	$622,206
Cash & Cash Equivalents	$167,991	$254,807	$193,817
Accounts Receivable	$0	$40,439	$124,060
Short-term Debt	$104,044	$326,943	$47,715
Long-term Debt	$430,424	$357,221	$692,063
Revenue	$1,977,146	$2,576,134	$2,464,913
Cost of Goods Sold	$640,157	$714,995	$667,155
Taxes	$0	$0	$0
Net Income	-$33,522	$264,590	$253,909

Recognition:

Pete's General LLC (DBA Pete's Bagels) has spent years perfecting their bagel recipe and process to make it what you experience today. They are proud of their Florida bagel and love that they can bring traditionally made bagels to St. Petersburg and beyond. They strive to make their spaces as family-friendly and welcoming as possible.

About:

Pete's General LLC (DBA Pete's Bagels) makes its bagels from scratch. They're rolled, boiled, and baked fresh every single day. Every item on their menu is made in-house from cream cheese to the syrups for the drinks. From day one, they've believed that good food brings people closer.

For more information, contact our Customer Support Team at support@thesmbx.com

